UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Auditor Communication

On November 10, 2023, NLS Pharmaceutics Ltd., or the Company, received a letter, or the Letter, from its independent auditor, PricewaterhouseCoopers AG, or the Auditor. The Letter, which was issued pursuant to Art. 725 and Art. 725b par. 1 of the Swiss Code of Obligations, requested that the Company provide a balance sheet at going concern and liquidation values as of October 31, 2023, to assess whether the Company’s equity shows an excess of liabilities over assets, with such balance sheet required to be provided no later than November 20, 2023. The Auditor advised it was issuing the Letter, in part, due to the fact that it has been advised that the Company will not have sufficient cash to fund its operations through December 31, 2023. In the event that the balance sheet confirms the Auditor’s concern of the Company’s over-indebtedness, the Company’s Board of Directors will be obligated to notify a Swiss judge, unless the Company can otherwise show it is able to meet its financial obligations. If the Company does not provide the requested balance sheet information, the Auditor will be legally obligated to notify a Swiss judge of the over-indebtedness pursuant to Art. 728c par. 3 of the Swiss Code of Obligations.

Bridge Loans

On November 15, 2023, the Company entered into a series of short term loan agreements, or the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Loan. Pursuant to the Loan Agreements, the Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

The Company believes that the proceeds of the Loan will resolve the issues raised by the Auditor in the Letter.

In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it now expires on June 30, 2024.

The foregoing summary of the Loan Agreements does not purport to be complete and is qualified in its entirety by reference to the Loan Agreements, a form of which is attached as Exhibit 99.1 to this report, and is incorporated herein by reference.

Press Release

The Company issued a press release titled: “NLS Pharmaceutics Announces Selection of Strategic Partner and Securing a Bridge Loan.” A copy of this press release is furnished herewith as exhibit 99.2.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Short Term Loan Agreement
99.2	Press Release Titled: NLS Pharmaceutics Announces Selection of Strategic Partner and Securing a Bridge Loan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: November 16, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

3